Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDGAR

June 7, 2024

Mr. William Demarest

Ms. Jennifer Monick

Mr. Kibum Park

Ms. Brigitte Lippmann

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	DT Cloud Star Acquisition Corporation (CIK No. 0002017950)
Response to the Staff’s Comments on
Registration Statement on Form S-1 Filed April 29, 2024 (File No. 333-278982)

Dear Mr. Demarest, Ms. Monick, Mr. Park and Ms. Lippmann,

On behalf of our client, DT Cloud Star Acquisition Corporation, a blank check company incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 23, 2024 on the Company’s registration statement on Form S-1 filed on April 29, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing the amendment No. 1 to the Registration Statement (the “Amendment No. 1”) and certain exhibits via EDGAR to the Commission. To facilitate your review, we have separately sent to you via email today a copy of the Amendment No. 1, marked to show changes to the Registration Statement, and will, upon your request, deliver paper copies of the same to you.

The Company will include the financial statements for the three months ended March 31, 2024 in the next amendment to the Registration Statement and update the related disclosure.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1.

Responses to the comments contained in the Staff’s letter dated May 23, 2024

Cover page

1.	We note the disclosure on the cover page that you may pursue or consummate an initial business combination with a company located or doing business in the PRC, in which event you will be subject to risks in connection with the interpretation and the application of the PRC laws and regulations. Please revise the cover page and throughout the prospectus to also disclose that you currently face these legal and operational risks and uncertainties, even without a business combination with a company located or doing business in the PRC, because your sponsor and substantially all of your executive officers and directors have ties to, and are based in, the PRC. Your disclosure should make clear whether these risks could result in a material change in your operations, including your search for a target business, and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Revise throughout the prospectus, including the summary of risk factors and the risk factors sections.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 30 and 65 of the Amendment No. 1.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊· ● 桑西尼· ● 古奇· ● 罗沙迪律师事务所

austin    beijing     boston     brussels     hong kong     london     los angeles     new york     palo alto
san diego     san francisco     seattle     shanghai     washington, dc     wilmington, de

2.	On the cover page, please provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the company, its subsidiaries, or to investors, and quantify the amounts where applicable.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment No. 1 to clarify that while the Company is currently a single entity and does not engage in any cash transfers, it would be subject to certain PRC rules and regulations if it were to expand its structure and make transfers within its organization, outside the PRC, or to US investors.

Summary

Effecting a Business Combination, page 10

3.	We note that public shareholders may convert their shares at a meeting seeking shareholder approval of initial business combination, regardless of whether they vote for or against the proposed business combination. Please clarify, here and on page 22, whether they will have this opportunity if they abstain from voting.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 21, 22, 102 and 104 of the Amendment No. 1 to clarify that at any meeting called to approve an initial business combination, its public shareholders may elect to convert their shares regardless of whether they vote for or against the proposed business combination or abstain from voting.

Risks associated with our business, page 26

4.	We note your disclosure that you may extend the time to complete a business combination by “up to 12 months.” However, you state on page 33 that you may extend the time to complete a business combination by “up to nine months.” Please reconcile.

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Amendment No. 1 to clarify that we may extend the time to complete a business combination by up to nine months.

Risk Factors, page 32

5.	Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:

●	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code;
●	extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates; and
●	de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

In response to the Staff’s comment, the Company has added a risk factor regarding the excise tax on pages 50 of the Amendment No. 1.

If we were deemed to be an investment company under the Investment Company Act, we may . . ., page 47

6.	Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

The Company hereby confirms that if, in the future, it determines that the facts and circumstances material to the Company’s potential status as an investment company have changed, it will update the applicable disclosure in future filings with the Commission to the extent required to reflect how those changes impact the risk that the Company may be considered to be operating as an unregistered investment company.

Proposed Business, page 95

7.	Please revise to disclose in the introduction to your Business section that the location of the sponsor and having a majority of your executive officers and/or directors have significant ties to China may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.

In response to the Staff’s comment, the Company has added disclosure in the introduction to the Business section on page 95 of the Amendment No. 1.

Management

Conflicts of Interest, page 118

8.	For each of the SPACs listed in this section, please disclose the status of its business combination plan. Please disclose any affiliation between DT Cloud Acquisition Corporation and DT Cloud Star Acquisition Corporation and whether any potential business combination opportunities will first be presented to DT Cloud Acquisition Corporation.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Amendment No. 1.

General

9.	We note your disclosure that you may be subject to registration with the CSRC following this offering pursuant to the Trial Measures. Thus, it appears that you may be requesting effectiveness of your Form S-1 registration statement before completing the CSRC process. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page to clarify that although the Company believes it is not subject to, and has not completed the process of, the CSRC filing, the Company faces uncertainties if the CSRC or the CAC, or any other governmental or regulatory body subsequently determines that its approval is needed for this offering, a business combination, the issuance of the Company’s ordinary shares upon exercise of the rights, or maintaining the Company’s status as a publicly listed company outside China. The Company further confirms that it will notify the Staff promptly of any changes to its disclosure regarding or requested by the CSRC (if any).

***

If you have any questions regarding the Amendment No. 1, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Bian Fan, Chairperson of the Board of Directors and Chief Executive Officer, DT Cloud Star Acquisition Corporation

K. Ronnie Li, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Huan Lou, Esq., Sichenzia Ross Ference Carmel LLP

David B. Manno, Esq., Sichenzia Ross Ference Carmel LLP

William Schmitt, UHY LLP